

Mail Stop 4631

September 15, 2009

Via U.S. mail and facsimile

Mr. Anthony F. Crudele
EVP - Chief Financial Officer & Treasurer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

      RE: Form 10-K for the fiscal year ended December 27, 2008
             Form 10-Q for the period ended June 27, 2009
             Definitive Proxy Statement filed March 26, 2009
                 File No. 0-23314

Dear Mr. Crudele:

We have reviewed your response letter dated September 4, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Consolidated Statements of Income, page 35

2. We note your response to prior comment 5. Please also address what consideration
    you gave to SAB Topic 11:B in regard to your statements of income.

Notes to Consolidated Financial Statements

General

3. We note your response to prior comment 6. You exclude a portion of your
    distribution network costs from the determination of gross margin and instead include
    them in the selling, general and administrative expenses line item. Please disclose the
    amount of these costs included in the selling, general and administrative expenses line
    item for each period presented. Please show us in your supplemental response what
    the revisions will look like.

Item 9A. Controls and Procedures, page 54

4. We note your response to prior comment 10. Rule 1-02(a)(4) of Regulation S-X
    defines a material weakness as a deficiency in internal control over financial reporting
    such that there is a reasonable possibility that a material misstatement of annual or
    interim financial statements will not be prevented or detected on a timely basis. In
    our Release 33-8809, which is available at http://www.sec.gov/rules/final/2007/33-
    8809.pdf, the reference to interim financial statements in the definition of material
    weakness is further discussed. It states that while annual materiality considerations
    are appropriate when making judgments about the nature and extent of evaluation
    procedures, judgments about whether a control is adequately designed or operating
    effectively should consider the requirement to provide investors reliable annual and
    quarterly financial reports. If management's annual evaluation identifies a deficiency
    that poses a reasonable possibility of a material misstatement in quarterly reports,
    management should disclose the deficiency to investors and not assess internal
    controls over financial reporting as effective. Given the material weakness in internal
    control with respect to your LIFO quarterly estimation process, we continue to have
    difficulty understanding how management was able to conclude that internal control
    over financial reporting was effective as of December 27, 2008 in accordance with
    Item 308(a)(3) of Regulation S-K. As this material weakness was not identified until
    January 16, 2009 as part of your December 27, 2008 year-end closing process, it is
    also not clear how you determined that this material weakness was remedied as of
    December 27, 2008 as your disclosures indicate. Please further advise. Please also
    address how you were able to conclude that your disclosures controls and procedures
    were effective as of December 27, 2008 in light of this material weakness.

FORM 10-Q FOR THE PERIOD ENDED JUNE 27, 2009

General

5. Please address the above comment in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant